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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response . . . . . 2.50

FORM 12B-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ N-CSR

For Period Ended: December 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

LEGACY EDUCATION ALLIANCE, INC.

Full Name of Registrant

1490 NE Pine Island Rd. Suite 5D

Address of Principal Executive Office

Cape Coral, Florida 33991

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Legacy Education Alliance, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”). Additional time is needed for the Company to complete the Form 10- K due to (i) material diminution of financial and accounting staff resources available to the Company as a result of layoffs caused by the Covid-19 pandemic and (ii) remote working conditions for the Company’s remaining finance and accounting employees, as well as for the Company’s auditors and other service providers. These factors have negatively impacted the timing of completion of the audit of the Company’s financial statements for the fiscal year ended December 31, 2020 (the “2020 Audit”) and the timing of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”). The Company intends to file the Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), and no later than April 15, 2021.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Vanessa Guzmán-Clark	239	542-0643
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of travel restrictions, social distancing and sheltering in place orders in effect throughout much of the world due to the Covid-19 pandemic, and the resulting devastating effect on employment and the economy, the Company was unable to conduct live sales events and live course fulfillment events in much of 2020, which is expected to result in a significant change in results of operations for the 12 month period ended December 31, 2020 compared to the 12 month period ended December 31, 2019, However, as described above, the Company has not completed its financial statement audit and, accordingly, the Company is currently unable to reasonably estimate quantitively the amount of such change..

LEGACY EDUCATION ALLIANCE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2021	By:	/s/ Vanessa Guzmán-Clark
Vanessa Guzmán-Clark
VP and Chief Financial Officer

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